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                                                                  Exhibit (a)(9)


COEUR D'ALENE MINES CORPORATION COMMENCES EXCHANGE AND CASH OFFER OF ITS 13 3/8% SENIOR NOTES


        COEUR D'ALENE, ID (June 29, 2001) - Coeur d'Alene Mines Corporation today commenced an offer to exchange its 13-3/8% Convertible Senior Subordinated Notes due December 31, 2003 ("13 3/8% Notes") for the Company's outstanding 7-1/4% Convertible Subordinated Debentures due October 31, 2005, 6-3/8% Convertible Subordinated Debentures due January 31, 2004 and 6% Convertible Subordinate Debentures due June 10, 2002 (the "Exchange Offer"). The Exchange Offer is expected to allow the Company to substantially reduce its outstanding debt, increase its shareholders' equity due an extraordinary gain that would be recognized upon the retirement of Debenture indebtedness, improve its cash flow and improve its overall capital structure.

        Existing Debenture holders who participate in the Exchange Offer will have the right to purchase additional 13 3/8% Notes. The Company is offering to sell up to $25.0 million of additional 13 3/8% Notes to those Debenture holders whose debentures are tendered and accepted for exchange in the exchange offer.

        The Exchange Offer is scheduled to expire on July 27, 2001, unless extended. The Company previously announced the filing of a registration statement with the Securities and Exchange Commission in connection with the Exchange Offer.

        The Company is offering to issue up to a total of $71,340,000 principal amount of 13 3/8% Notes in exchange for up to 80% of its outstanding 7-1/4% and 6-3/8% Debentures and up to 25% of its outstanding 6% Debentures. The Company is offering $1,000 principal amount of 13 3/8% Notes for each $2,000 principal amount of 7-1/4% or 6-3/8% Debentures, and $1,000 principal amount of 13 3/8% Notes for each $1,000 principal amount of 6% Debentures validly tendered and accepted in the exchange offer. The aggregate outstanding principal amount of the existing Debentures is $188.1 million.

        The 13 3/8% Notes will be Senior in right of payment to the outstanding 7 1/4%, 6 3/8% and 6% Debentures. In addition, the 13 3/8% Notes will be convertible into Coeur common stock, at any time following the date of issue and prior to maturity.. The conversion price will be a 15% premium to the daily weighted average of the closing prices for its common stock for the five trading days prior to the second day before the Exchange Offer expires. The conversion price is subject to a minimum of $1.35 per share. The 13 3/8% Notes will be redeemable at the option of the Company two years after issuance, subject to certain conditions, and at the option of the holders in the event of a change in control.


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        The Exchange Offer is conditional upon the receipt of validly tendered
Debentures representing at least a majority of the principal amount of the Debentures that the Company is offering to acquire.

        Robertson Stephens, Inc. will act as dealer manager to solicit exchanges. The Bank of New York will act as exchange agent. A prospectus for the Exchange Offer is available free of charge from the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005 (toll free (800) 755-7250; collect (212) 269-5550). The prospectus, the letter of transmittal and other related exchange offer materials may also be obtained free of charge at the SEC's website (www.sec.gov) and from D.F. King (Europe), 2 London Wall Buildings, London EC2M 5PP, England (collect: 44 (0)22 7920 9700). Holders of debentures should read the prospectus, the letter of transmittal and other related exchange offer materials carefully because they contain important information. Holders of the debentures should contact J.T. Stephens at Robertson Stephens at 1-888-772-6101 for additional information.

        A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold, nor may offers to exchange or offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange, sale, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale in any state in which such offer, exchange, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        Coeur d'Alene Mines Corporation is the leading primary silver producer located in the United States. The Company has mining interests in Nevada, Idaho, Alaska, Chile and Bolivia.



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